06051037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 06 2006
WASH, D.C.
152

REPORT FOR THE PERIOD BEGINNING October 1, 2005 AND ENDING September 30, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Howe Barnes Hoefer & Arnett, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, 7th Floor
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Corne (312) 655-2710
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

191 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Robert Corne**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Hoefer & Arnett, Inc.** as of **September 30, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
DENNIS J CYRWUS
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/19/09

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Consolidated Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3 - 8

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries (collectively, the "Company") (formally known as Howe Barnes Investments, Inc.) as of September 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Hoefer & Arnett, Inc. and subsidiaries as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 9, 2006

Howe Barnes Hoefer & Arnett, Inc.

Consolidated Statement of Financial Condition
September 30, 2006

Assets

Cash	$	379,361
Cash at clearing broker		888,464
Receivable from broker-dealers		2,798,600
Securities owned		10,600,096
Secured demand note receivable		2,000,000
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $1,750,158		2,066,059
Other receivables		1,527,481
Investments		3,962,927
Other assets		681,481
Total assets	$	24,904,469

Liabilities and Stockholders' Equity

Liabilities		
Payable to broker-dealer	$	3,496,870
Securities sold, not yet purchased		747,383
Deferred tax liabilities, net		370,911
Accounts payable and accrued expenses		4,708,435
Total liabilities		9,323,599
Liabilities Subordinated to Claims of General Creditors		2,586,666
Stockholders' Equity		
Preferred stock, $100 par value; authorized 100 shares; 87 shares issued and outstanding		8,700
Common stock, $50 par value; authorized 800 shares; issued 470 shares; outstanding 347 shares		23,500
Additional paid-in capital		5,293,986
Retained earnings		10,435,600
Less stock in treasury, at cost (123 shares)		(2,767,582)
		12,994,204
Total liabilities and stockholders' equity	$	24,904,469

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Hoefer & Arnett, Inc. (the "Company") (formally known as Howe Barnes Investments, Inc.) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company also participates in securities underwritings.

The Company has three wholly owned subsidiaries, HBI Investment Funds, LLC, which serves as general partner for two limited partnerships that invests in securities of financial institutions and Howe Barnes Capital Management, Inc. and Hoefer & Arnett Capital Management, Inc., both of which are registered investment advisors with the SEC.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of presentation: Under the terms of an Agreement and Plan of Merger (the "Agreement"), effective August 1, 2006, Howe Barnes Investments, Inc. acquired all of the outstanding stock of Hoefer & Arnett, Inc. In conjunction with the Agreement, the surviving entity's name was changed to Howe Barnes Hoefer & Arnett, Inc.

Principles of consolidation: The consolidated financial statements include the accounts of Howe Barnes Hoefer & Arnett, Inc., HBI Investment Funds, LLC, Howe Barnes Capital Management, Inc. and Hoefer & Arnett Capital Management, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition: Securities transactions and related revenue and commission revenue and related expenses are recorded on a trade-date basis. Underwriting and investment banking revenue are recognized as earned. Management fee and incentive fee income is recognized on the accrual basis. Interest income and expense are recognized on the accrual basis.

Securities and investments: The Company has various long-term investments that consist of marketable and sometimes restricted equity securities and limited partnership investments. Equity securities are either valued at the last reported sales price on the exchange or quotation system on which the securities are principally traded, or if not publicly traded, valued at cost, which approximates fair value. The investments in limited partnerships are valued using the equity method of accounting under which the net income (loss) of the partnerships is recognized in the Company's consolidated statement of operations.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncement: In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on October 1, 2007 (Fiscal Year 2008). Management is currently evaluating the provisions of FIN 48 and its potential effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on October 1, 2008 (Fiscal Year 2009). Management is currently evaluating the provisions of SFAS 157 and its potential effect on its consolidated financial statements.

The FASB Emerging Issues Task Force Issue 04-05 ("Issue 04-05") provides that, if a general partner controls, as defined, a limited partnership, then that limited partnership's financial statements should be consolidated into the general partner's financial statements. Issue 04-05 is effective for the Company on October 1, 2006 (Fiscal Year 2007). Management currently does not believe Issue 04-05 will have a material effect on its consolidated financial statements.

Note 2. Acquisition

Effective August 1, 2006, Howe Barnes Investments, Inc. acquired all of the outstanding stock of Hoefer & Arnett, Inc. ("H&A"). The results of H&A's operations have been included in the consolidated financial statements since that date. The aggregate purchase price was approximately $1.9 million, paid in common stock of the surviving entity with shareholders of H&A receiving 47 shares of the Company's common stock and $576,605 in cash for fractional shares. The acquisition has been accounted for under the purchase method of accounting for business combinations, with the purchase price allocated to H&A's net assets based on their estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired was approximately $203,000 and accordingly was recorded as goodwill and included in other assets on the consolidated statement of financial condition.

Note 3. Receivables From and Payables to Broker-Dealers

At September 30, 2006, receivable from broker-dealers consists of cash and commission receivable of $2,798,600. Payable to broker-dealer represents margin borrowings.

Pursuant to the Company's clearing agreement with First Clearing Corporation, the Company is required to maintain a deposit of $500,000, which is included in cash at clearing broker on the consolidated statement of financial condition.

Note 4. Securities Owned and Securities Sold, Not Yet Purchased

The securities and other financial instruments held by the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts which approximate fair value. Unrealized gains and losses on these positions are reflected in the consolidated statement of operations.

Securities owned and securities sold, not yet purchased at September 30, 2006, consist of:

	Owned	Sold, Not Yet Purchased
Stocks and warrants, marketable, at market value	$ 10,003,831	$ 747,383
Stocks and warrants, not readily marketable, at cost	596,265	-
	$ 10,600,096	$ 747,383

Note 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2006, consist of:

Furniture and equipment	$ 3,148,418
Leasehold improvements	667,799
Accumulated depreciation and amortization	(1,750,158)
	$ 2,066,059

Note 6. Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordinated agreements at September 30, 2006 are comprised of a secured demand note and multiple subordinated loan agreements. The secured demand note represents a collateral agreement with an employee in the amount of $2,000,000. The note pays interest at eight percent per annum and matures on November 30, 2007. The subordinated loan agreements represent seven agreements with two employees totaling $586,666. The agreements pay a fixed interest rate (currently 10 percent) and mature on July 31, 2008.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Defined Contribution Benefit Plan

The Company has a defined contribution benefit plan (Profit Sharing Plan) covering substantially all of its employees. The Company matches employee contributions and may also make discretionary contributions to the Profit Sharing Plan.

Note 8. Stock-Based Compensation Plans

Stock Option Plan

In 1998, the Company adopted a stock option plan (Stock Option Plan) pursuant to which the Company's Board of Directors could grant stock options to officers and key employees. The Stock Option Plan authorized grants of options to purchase up to 100 shares of authorized but unissued common stock or treasury stock. Stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable after five years from the date of grant.

During the year ended September 30, 2005, the Company chose to account for stock-based employee compensation in accordance with SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123*, using the prospective method. The prospective method recognizes employee compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied. The fair value based method was used to determine the amount of compensation cost the Company recorded for the year ended September 30, 2006. Fair value was determined by taking the monthly net book value of the Company's common stock less the average strike price of the remaining options outstanding. The amount derived from that calculation was multiplied by the remaining monthly options outstanding to arrive at the total compensation expense incurred by the Company for the year ended September 30, 2006.

In March 2003, the Company's Board of Directors voted to terminate the Stock Option Plan. As a result of the termination of the Stock Option Plan, no future stock options will be granted.

Stock option activity during the year is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at September 30, 2005	20.10	$ 17,548
Granted	-	-
Exercised	-	-
Forfeited or terminated	(0.20)	17,527
Expired	-	-
Balance at September 30, 2006	19.90	17,527

At September 30, 2006, the remaining contractual life of outstanding options was 3-1/2 years.

Note 9. Commitments and Contingent Liabilities

Minimum annual rentals under noncancelable leases for office space which expire through June 2014, exclusive of additional payments which may be required for operating and maintenance costs, are as follows:

Years ending September 30:		
2006	$	1,180,259
2007		1,218,582
2008		1,204,919
2009		1,202,930
2010		1,194,689
2011 and thereafter		2,784,480
	$	8,785,859

The Company had received abatements of rent on its office facilities leases which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2006, included in accounts payable and accrued expenses is $589,524 related to the aforementioned deferred rent.

At September 30, 2006, the Company had a letter of credit for $600,000 to satisfy a deposit requirement for the office lease. This letter of credit is collateralized by certain securities and matures on June 30, 2010.

The terms of the Company's preferred stock provide if the agreement between the Company and the preferred shareholder is terminated or the Company is sold, the preferred shareholder has the option to require the Company to purchase its interest in the preferred stock at book value within 25 days of the termination of the agreement or sale of the Company, unless the purchase would violate the net capital rules of the SEC.

In conjunction with the Agreement discussed in Note 1, contingent payments payable over a three-year period may be required to be paid based upon meeting certain specified provisions of the Agreement.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 10. Related Party Transactions

One of the Company's subsidiaries, HBI Investment Funds, LLC, is general partner to two limited partnerships, of which the Company and HBI Investment Funds, LLC have equity interests in the limited partnerships totaling $928,613 and $798,047, respectively, at September 30, 2006. The general partner is required to maintain its initial contribution of one percent of the original limited partner commitments within each partnership.

The Company refers and generates business for an entity that is a preferred shareholder in the Company.

Note 11. Financial Instruments with Off-Balance-Sheet and Market Risk

Customer transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2006. The Company monitors such risk on a daily basis.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at September 30, 2006 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method permitted by rule 15c3-1, which requires that the Company maintain net capital equal to an amount not less than $2,500 for each security in which the Company makes a market based on the average number of such markets made by the Company using the 30 days immediately preceding the computation date, not to exceed $1,000,000. At September 30, 2006, the Company had net capital of $4,559,933, which was $3,559,933 in excess of its required net capital of $1,000,000. The net capital rules may effectively restrict the payment of cash dividends to the Company's shareholders.